Ultratrex Inc.

220 Orchard Road
Unit 05-02, Midpoint Orchard
Singapore 238852

September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Ultratrex Inc.
Registration Statement on Form F-1, as amended (File No. 333-290101) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ultratrex Inc. hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very Truly yours,

Ultratrex Inc.

By:	/s/ Wong Kok Seng
Name:	Wong Kok Seng
Title:	Executive Director and Chief Executive Officer (Principal Executive Officer)

cc:	Yarona Yieh, Esq.
Ortoli Rosenstadt LLP